SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 5
                                    --------

                                  SEITEL, INC.
                                (Name of Issuer)

                         Common Stock, $ 0.01 par value
                         (Title of Class of Securities)

                                    816074405
                                 (CUSIP Number)

                      Mellon HBV Alternative Strategies LLC


                             New York, NY 10166-3399

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 2006
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No.: 816074405

1    NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       Mellon HBV Alternative Strategies LLC
                       I.R.S. No.:  13-4050836
     ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     (b)
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*
                       00
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)
     ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
     ---------------------------------------------------------------------------
             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     ---------------------------------------------------------------------------
7    SOLE VOTING POWER
                       36,537,551
     ---------------------------------------------------------------------------
8    SHARED VOTING POWER
                       0
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9    SOLE DISPOSITIVE POWER
                       36,537,551
     ---------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
                       0
     ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                       36,537,551
     ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       21.7%
     ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                       IA
     ---------------------------------------------------------------------------

         Introduction:

     Previously the Reporting Person named herein filed a Schedule 13D on July 13, 2004 and subsequently filed amendments thereto with the Commission on August 12, 2004, November 2, 2004, November 4, 2004 and November 16, 2004. In such
Schedule 13D and amendments, Mellon Financial Corporation was included as a reporting person. This amendment to Schedule 13D is made to clarify that the holdings in the Issuer reported are beneficially owned by Mellon HBV Alternative Strategies LLC (the "Reporting Person") and the funds for which it acts as advisor. The Reporting Person serves as an investment advisor and agent for certain clients, and the Reporting Person exercises voting and dispository power over all such shares, as previously disclosed. This Schedule 13D sets forth the aggregate number of shares beneficially owned by the Reporting Person; it excludes any shares that may be deemed beneficially owned by Mellon Financial Corporation, or other shares of which Reporting Person does not have beneficial ownership and with which holdings of the Reporting Person are not aggregated. Mellon Financial Corporation is not a reporting person hereunder.

     This amendment is also being filed to correct a clerical error with respect to the number of shares, which includes warrants to purchase the Issuer's Common Stock, previously reported. This number is consistent with what has previously been reported as the holdings of the Reporting Person by the Issuer in its Proxy Statement filed with the Commission on Schedule 14A on April 12, 2005.


     Item 1. Security and Issuer

          Security: Common Stock, $0.01 par value per share ("Common Stock").

          Issuer's Name and Address:

          Seitel, Inc., 50 Briar Hollow Lane, West Building, 7th Floor, Houston, TX 77027.

     Item 2. Identity and Background

          (a) Mellon HBV Alternative Strategies LLC (the "Reporting Person") which acts as investment advisor and authorized agent for each of the funds named on Exhibit A hereto.

          (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, 54th Floor , New York, NY 10166-3399.

          (c) The Reporting Person serves as investment advisor of Mellon HBV Master Rediscovered Opportunities Fund L.P., Mellon HBV Master Multi-Strategy Fund L.P. The Reporting Person has sole voting and dispository power over the shares of Issuer's Common Stock held by each such fund.

          (d)-(e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors, executive officers, controlling persons or members, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Item 5. Interest in Securities of the Issuer



          (a) As of February 27, 2006, the Reporting Person beneficially owned in the aggregate 36,537,551 shares of the Issuer's Common Stock (the "Shares"), representing approximately 21.7% of the outstanding Common Stock (based on 153,692,511 shares of Common Stock issued and outstanding as of November 7, 2005, as reported in the Issuer's Form 10-Q for the quarter ending September 30, 2005 filed with the Commission on November 9, 2005).

               This amount includes warrants to purchase 15,037,568 shares of the Issuer's common stock pursuant to a Standby Purchase Agreement between the Issuer and the Reporting Person, on behalf of itself the funds for which it acts as Investment Advisor.

               This amendment is also being filed to make consistent with prior disclosures made by the Reporting Person in its Forms 4, the number of shares, including warrants to purchase shares, of the Issuer's Common Stock beneficially owned.

          (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose and to direct the disposition of the Shares.

          (c) Information relating to the transaction effected by the Reporting Person with respect to the Common Stock appears on Exhibit A attached hereto.

          (d)  Not applicable.

          (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

     Item 7. Material to be filed as Exhibits

         None.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Dated: February 27, 2006

         MELLON HBV ALTERNATIVE STRATEGIES LLC.


           By:  /s/ WILLIAM F. HARLEY III
          --------------------------------------------
          William F. Harley III
         Chief Executive Officer